EXHIBIT 99.1

Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

www.cleco.com



NEWS RELEASE

Investor Contacts:

Cleco Corporation:	**Analyst Inquiries:**	**Media Contact:**
Kathleen F. Nolen	Dresner Companies	Cleco Corporation:
(318) 484-7687	John Kroen	Susan Broussard
Rodney J. Hamilton	(312) 780-7204	(318) 484-7773
(318) 484-7593		

For Immediate Release

Cleco completes sale of 718-megawatt Perryville plant

PINEVILLE, La., June 30, 2005 – Cleco Corp. (NYSE: CNL) announced today it has completed the sale of its 718-megawatt Perryville plant to Entergy Louisiana, Inc. for approximately $162 million.

Cleco subsidiary Perryville Energy Partners, LLC (Perryville) sold the natural gas-fired, combined-cycle plant, but it will retain ownership of the facility's transmission interconnection equipment valued at nearly $8 million. Perryville will provide transmission and interconnection service to Entergy Louisiana under a cost of service based tariff approved by the Federal Energy Regulatory Commission. State and federal regulators have approved the sale.

The announcement follows the June 28 approval of a settlement of Perryville's claims in the Mirant Corp. bankruptcy case in the amount of $207 million. However, the final value of the claim won't be known until Cleco completes the sale of the claim.

"It's been almost three years since Cleco first began talking with Entergy about selling our Perryville plant. We're glad to see the transaction finally close," Cleco President and CEO Michael Madison said. "We intend to repay all of Perryville's obligations with the proceeds from the sale of the generating assets and the sale of the Mirant claim."

Cleco first proposed selling the plant to Entergy as part of Entergy's fall 2002 RFP. Sale negotiations were almost derailed by Mirant's bankruptcy filing in July 2003. Mirant's energy marketing subsidiary was Perryville's sole source of revenue under a tolling agreement that was rejected in Mirant's bankruptcy. In order to facilitate an orderly sale to Entergy Louisiana, Cleco's Perryville subsidiaries filed for voluntary protection under Chapter 11 of the U.S. Bankruptcy Code on Jan. 28, 2004.

Cleco Corp. is a regional energy provider headquartered in Pineville, La. It operates a regulated electric utility company that serves about 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,400 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Please note: In addition to historical information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the provision of transmission and interconnection service to Entergy Louisiana; the sale of Perryville's claims in the Mirant bankruptcy case and the receipt of amounts therefrom; and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.